P.E. 1/1/02

02011408

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of January 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:

(i) A press release dated January 17, 2002, announcing the appointment of Alberto Pedrosa as Senior Vice President for Corporate Purchasing.

(ii) A press release dated January 17, 2002, announcing the appointment of Jean-Pierre Clamadieu as President of Rhodia's Fine Organics Division.

Rhodia

PRESS RELEASE

ALBERTO PEDROSA IS APPOINTED SENIOR VICE PRESIDENT FOR CORPORATE PURCHASING AND JOINS RHODIA'S EXECUTIVE COMMITTEE

Paris, January 17, 2002 –Alberto Pedrosa has been appointed Rhodia's Corporate Purchasing Senior Vice President. He replaces Jean-Pierre Clamadieu who has been appointed President of Rhodia's Fine Organics Division. Alberto Pedrosa has also been appointed to the Group's Executive Committee.

Purchasing of raw materials, energy, products and services represents annual expenditure of approximately €4 billion for the Group. The Group has organized the activity on a worldwide basis, with an objective of optimizing purchases and implementing best practices.

The optimization of these costs is one of the major drivers to enhance Rhodia's performance. The use of new technologies (e-procurement, electronic marketplaces, etc.) has already generated substantial gains.

* * *

Alberto Pedrosa has a Brazilian and Italian citizenship. A mechanical engineer and CEAG graduate (Business Administration for Graduates, Fundaçao Getulio Vargas), he started his career in 1976 in the Engineering Production Department of Rhodia Brazil, before becoming in 1980 Director of the Bidim Non-Wovens Business Unit in São Paulo. In 1985, he was appointed Director worldwide, Silicone Sealants of Rhône-Poulenc Specialty Chemicals in Paris and General Manager, Diphenols, Industrial Coatings, Aroma Ingredients of Rhône-Poulenc Chemicals in 1990. In 1995, he became Vice-President, worldwide Secondary Industrial Operations of Rhône-Poulenc Rorer. Since 1999, he has been President of Rhodia Polyamide South America.

__Rhodia__ is one of the world's leaders in specialty chemicals providing products and services to the automotive, health care, fragrance, apparel, electronics, personal care and environmental markets. Rhodia generated net sales of 7.4 billion euros in 2000 and employs 30,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges. For further details about the Group, visit Rhodia's website at: www.rhodia.com.

Contacts

Press Relations
Jean-Christophe Huertas Tel : 33 (0)1 55 38 42 51
Lucia Dumas Tel : 33 (0)1 55 38 45 48

Investor Relations
Sylvie Marchal Tel: 33 (0)1 55 38 41 79

Rhodia

PRESS RELEASE

JEAN-PIERRE CLAMADIEU IS APPOINTED PRESIDENT OF RHODIA'S FINE ORGANICS DIVISION

Paris, January 17, 2002 – Jean-Pierre Clamadieu has been appointed President of Rhodia's Fine Organics Division. He replaces José Carlos Grubisich who has joined Oderbrecht, a brazilian group. He is also a member of the Group's Executive Committee.

The Fine Organics Division develops, produces and markets active ingredients in fast-growing markets worldwide. With the acquisition of Chirex in 2000, Rhodia has become a global leader in high-tech services for the pharmaceutical industry.
With 4,400 employees worldwide, the Fine Organics Division has generated net sales worth €1,185 million, and posted an EBITDA margin of 13,6% in 2000.

* * *

Jean-Pierre Clamadieu, 42, holds an engineering degree from *Ecole des Mines*. He began his professional career in 1984 with various positions in French government agencies such as the regional industry and research office (DRIR) and the regional land-use planning department (DATAR). He was Technical Advisor to Labor Minister Martine Aubry between 1991 and 1993. He joined Rhône-Poulenc in 1993 to develop new activities in the area of automobile pollution control. In 1996, he was appointed President of Rhodia's Chemicals business in Latin America. In 1999, he became President of Rhodia Eco Services, and was appointed senior vice President for Corporate Purchasing in April 2001.

***Rhodia** is one of the world's leaders in specialty chemicals providing products and services to the automotive, health care, fragrance, apparel, electronics, personal care and environmental markets. Rhodia generated net sales of 7.4 billion euros in 2000 and employs 30,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges. For further details about the Group, visit Rhodia's website at: www.rhodia.com.*

Contacts

Press Relations
Jean-Christophe Huertas Tel : 33 (0)1 55 38 42 51
Lucia Dumas Tel : 33 (0)1 55 38 45 48

Investor Relations
Sylvie Marchal Tel: 33 (0)1 55 38 41 79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2002

RHODIA

By: /s/ PIERRE PROT
Name: Pierre PROT
Title: Chief Financial Officer